UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMPRIUS TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

PRIVATE WARRANTS TO PURCHASE COMMON STOCK AT AN EXERCISE PRICE OF $11.50 PER SHARE

PUBLIC WARRANTS TO PURCHASE COMMON STOCK AT AN EXERCISE PRICE OF $11.50 PER SHARE

N/A

03214Q 116

Dr. Kang Sun

Chief Executive Officer

Amprius Technologies, Inc.

1180 Page Avenue

Fremont, California 94538

Telephone: (800) 425-8803

WITH A COPY TO:

Michael J. Danaher

Mark B. Baudler

Austin D. March

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2024 (the “Schedule TO”) by Amprius Technologies, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), relating to an offer by the Company to the holders of the Offering Warrants (as defined herein) to exercise for cash (and not on a cashless basis) the Offering Warrants at a temporarily reduced exercise price of $1.10 per Offering Warrant, upon the terms and subject to the conditions set forth in the Offer to Exercise Warrants to Purchase Common Stock of Amprius Technologies, Inc. dated May 13, 2023 (the “Offer to Exercise”) filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference.

This Amendment No. 1 should be read together with the Schedule TO and its exhibits. This Amendment No. 1 is made to amend and supplement the Offer to Exercise and responses to certain items of the Schedule TO. Only those items amended are reported in this Amendment No. 1. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exercise.

Amendments to the Schedule TO

The information set forth in the Offer to Exercise under “Summary of Terms” is incorporated herein by reference.

ITEM 4 (Terms of the Transaction) to the Schedule TO is hereby amended and supplemented to include the following:

(a)–(b) Certain holders of the Private Warrants have expressed a belief that they are entitled to cashless exercise their Private Warrants at the reduced exercise price of $1.10 per Offering Warrant and have expressed an interest in doing so. Cashless exercise of the Private Warrants is not permitted under the Offer to Exercise. There can be no assurance that the Company will choose to modify the terms of the Offer to Exercise to allow for cashless exercise by the holders of Private Warrants. Although the Company is considering providing the opportunity for the holders of Private Warrants to exercise their Private Warrants on a cashless basis at the $1.10 per Offering Warrant, there can be no assurance that the Company will provide any such future opportunity. The Offer to Exercise at the reduced cash exercise price of $1.10 per Offering Warrant remains available to the holders of Private Warrants.

Assuming (i) that no holders of Private Warrants participate in the Offer to Exercise and (ii) that all Public Warrants are exercised in the Offer to Exercise, the Company would receive gross proceeds of approximately $32.2 million. Any exercise of the Private Warrants on a cashless basis would result in the Company issuing additional shares of its Common Stock, which issuances would have the effect of diluting the ownership interest of the Company’s stockholders. See “Risk Factors—Risks Related to Our Warrants—The warrants are exercisable for common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the SEC on May 9, 2024.

ITEM 10(b) (Financial Statements–Pro Forma) to the Schedule TO is hereby amended and supplemented by replacing “Not applicable” with the following:

AMPRIUS TECHNOLOGIES, INC.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(Unaudited)

On May 13, 2024, the Company offered the holders of the Public Warrants and Private Warrants, but not the holders of the PIPE Warrants, the opportunity to exercise for cash the Offering Warrants at a temporarily reduced exercise price of $1.10 per Offering Warrant. Each Offering Warrant is exercisable to purchase one share of our Common Stock.

The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2024 presents our condensed consolidated balance sheet by giving effect to certain pro forma adjustments as if the Offer to Exercise occurred on March 31, 2024. An unaudited pro forma condensed consolidated statement of operations has not been presented since the Offer to Exercise has no effect on our results of operations. However, we present in Note 4 below the unaudited pro forma net loss per share of Common Stock during the three months ended March 31, 2024 and the year ended December 31, 2023 by giving effect to the Offer to Exercise as if it occurred at the beginning of those periods presented.

The pro forma adjustments are based upon available information and assumptions we deemed to be reasonable. In addition, the unaudited proforma condensed consolidated financial information is presented for illustrative purposes only and does not purport to represent what our actual financial position would have been had the Offer to Exercise been actually completed on the date indicated and is not indicative of our future financial condition.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the following:

a.	Accompanying notes to the unaudited condensed consolidated financial information;

b.

Unaudited condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2024, included in our Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024; and

c.	Audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2023, included in our Annual Report on Form 10-K filed with the SEC on March 28, 2024.

AMPRIUS TECHNOLOGIES, INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

(In thousands, except share and par value data)	Actual, as reported March 31, 2024	Pro forma adjustments (Note 3)		Pro forma, as adjusted March 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$39,045	$32,195	(a)	$71,240
Accounts receivable	1,442	—		1,442
Inventories	858	—		858
Deferred costs	927	—		927
Prepaid expenses and other current assets	3,351	—		3,351

Total current assets	45,623	32,195		77,818
Non-current assets:
Property, plant and equipment, net	22,938	—		22,938
Operating lease right-of-use assets, net	34,660	—		34,660
Other assets	1,466	—		1,466

Total assets	$104,687	$32,195		$136,882

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,992	$—		$1,992
Accrued and other current liabilities	3,431	373	(b)	3,804
Deferred revenue	3,243	—		3,243
Operating lease liabilities	1,096	—		1,096

Total current liabilities	9,762	373		10,135
Non-current liabilities:
Operating lease liabilities	34,990	—		34,990

Total liabilities	44,752	373		45,125

Commitments and contingencies
Stockholders’ equity:
Preferred stock; $0.0001 par value; 50,000,000 shares authorized; no shares issued and outstanding	—	—		—
Common stock; $0.0001 par value; 950,000,000 shares authorized; 92,274,165 shares issued, as reported, and 121,542,401 shares issued, pro forma, as adjusted	9	3	(c)	12
Additional paid-in capital	199,475	32,192	(d)	231,294
		(373)	(b)
Accumulated deficit	(139,549)	—		(139,549)

Total stockholders’ equity	59,935	31,822		91,757

Total liabilities and stockholders’ equity	$104,687	$32,195		$136,882

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

AMPRIUS TECHNOLOGIES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1. Description of the Tender Offer

The Company had the following outstanding stock warrants as of March 31, 2024:

Number of Warrants
Public warrants	29,268,236
Private warrants	16,400,000
PIPE warrants	2,052,500

Total warrants	47,720,736

Holders of the Public Warrants and Private Warrants are entitled to purchase one share of our Common Stock at a price of $11.50 per share subject to adjustment pursuant to the warrant agreement, dated March 1, 2022. Holders of the PIPE Warrants are entitled to purchase one share of our Common Stock at a price of $12.50 per share.

On May 13, 2024, we offered the holders of the Public Warrants and Private Warrants, but not the holders of the PIPE Warrants, the opportunity to exercise the Offering Warrants at a temporarily reduced exercise price of $1.10 per Offering Warrant. In addition, we entered into an amendment to the warrant agreement governing the Offering Warrants with Continental Stock Transfer & Trust Company, in its capacity as warrant agent for the Offering Warrants, pursuant to which any Offering Warrant may be exercised for cash at an exercise price of $1.10 per share pursuant to and until the expiration of the Offer to Exercise, which may be extended at our sole discretion. Otherwise, the terms of the Offering Warrants remained unmodified and in full force and effect.

Certain holders of the Private Warrants have expressed a belief that they are entitled to cashless exercise their Private Warrants at the reduced exercise price of $1.10 per Offering Warrant and have expressed an interest in doing so. Cashless exercise of the Private Warrants is not permitted under the Offer to Exercise. There can be no assurance that we will choose to modify the terms of the Offer to Exercise to allow for cashless exercise by the holders of Private Warrants. Although we are considering providing the opportunity for the holders of Private Warrants to exercise their Private Warrants on a cashless basis at the $1.10 per Offering Warrant, there can be no assurance that we will provide any such future opportunity. The Offer to Exercise at the reduced cash exercise price of $1.10 per Offering Warrant remains available to the holders of Private Warrants

Note 2. Summary of Significant Accounting Policies

Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2024, which has been derived from our historical unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2024, included in the Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024, and adjusted by giving effect to certain pro forma adjustments, has been prepared in accordance with accounting principles generally accepted in the United States of America and applicable rules and regulations of the SEC regarding interim financial reporting. An unaudited pro forma condensed consolidated statement of operations has not been presented since the Offer to Exercise has no effect on our results of operations.

Common Stock Warrants

We have classified our freestanding common stock warrants, including the Offering Warrants, as equity in accordance with the applicable guidance in Financial Accounting Standards Board’s Accounting Standards Codification 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity. Accordingly, a freestanding instrument, such as a stock warrant, is classified as equity when (i) the instrument is considered indexed to an entity’s own stock and (ii) when certain criteria for equity classification are met. When assessing whether our stock warrants are indexed to our own stock, we evaluated the stock warrants’ exercise contingencies and adjustment features and determined that the stock warrants were not precluded from being considered indexed to our own stock.

When the terms of an equity-classified stock warrant are modified, the effect of such modification shall be measured as the difference between the fair value of the modified stock warrant and the fair value of such stock warrant immediately before the modification. The incremental fair value, if any, shall be recognized as a stock issuance cost if the modification is attributable to the issuance of a common stock.

Note 3. Pro Forma Adjustments

The pro forma adjustments to the unaudited condensed consolidated balance sheet as of March 31, 2024 are as follows:

(a)

Reflects the gross proceeds equal to the assumed cash exercise of 29,268,236 Public Warrants at the temporary exercise price of $1.10 per Offering Warrant. We assumed that no holders of the Private Warrants participate in the Offer to Exercise.

(b)	Reflects the estimated transaction costs incurred in connection with the Offer to Exercise.

(c)

Reflects the par value of the 29,268,236 shares of common stock issued from the assumed exercise of all of the Public Warrants. We assumed that no holders of the Private Warrants participate in the Offer to Exercise.

(d)	Reflects the excess of the gross proceeds from the assumed exercise of the Public Warrants over the par value of the shares of common stock that would be issued.

Note 4. Pro Forma Net Loss Per Share of Common Stock

The table below shows the weighted-average number of basic and diluted common shares outstanding and the basic and diluted net loss per share of common stock, on an as reported and pro forma basis, for the periods presented. The shares of common stock issued upon the assumed exercise of the Public Warrants were assumed to be issued at the beginning of each period presented. We assumed that no holders of the Private Warrants participate in the Offer to Exercise.

	Three months ended March 31, 2024	Year ended December 31, 2023

Weighted-average common shares outstanding, basic and diluted, as reported	90,029,320	86,196,391
Common stock issued upon the assumed exercise of Public warrants	29,268,236	29,268,236

Weighted-average common shares outstanding, basic and diluted, pro forma, as adjusted	119,297,556	115,464,627

Net loss per share of common stock, basic and diluted, as reported	$(0.11)	$(0.43)

Net loss per share of common stock, basic and diluted, pro forma, as adjusted	$(0.08)	$(0.32)

Amendments to the Offer to Exercise

The Offer to Exercise and the corresponding Items of Schedule TO into which such information is incorporated by reference are hereby amended as follows.

Page i, paragraph four and the last paragraph starting on page 12 are hereby amended and supplemented to include the following disclosure at the end of each such paragraph:

We do not expect holders of the Offering Warrants will utilize the option to exercise their Offering Warrants for $11.50 per Offering Warrant so long as the trading price of the Common Stock remains below $11.50 per share. To the extent a holder of Offering Warrants attempts to exercise at the $11.50 per share exercise price during the offer period, such holder will be notified of this Offer to Exercise and have an option to participate in the Offer to Exercise in accordance with its terms.

The final sentence of paragraph two on Page i is hereby amended and restated as follows:

If a holder of Offering Warrants would be entitled to receive a fractional share of Common Stock, the Company must round down to the nearest whole number the number of Offering Warrants to be issued to such holder.

The third to last paragraph on page 4, the paragraph under the second risk factor on page 10, the first paragraph on page 12 and the first paragraph starting on page 13 are hereby amended and supplemented by replacing the last sentence of each such paragraph with the following:

Any Offering Warrants that are not exercised by the Expiration Date will remain outstanding and will allow for exercise by their holders at the original exercise price of $11.50 per Offering Warrant until September 14, 2027, which is the expiration date of the applicable Offering Warrants.

SECTION 14 (Historical Financial Information and Other Financial Information Regarding the Company) is hereby amended and supplemented by replacing the two paragraphs thereunder with the following:

This Offer to Exercise should be read in conjunction with the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 beginning on page 58 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 28, 2024 (the “Annual Report”), and the unaudited condensed consolidated financial statements for the quarterly periods ended March 31, 2024 and 2023 beginning on page 3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the SEC on May 9, 2024 (the “Quarterly Report”), each of which are incorporated by reference herein. The Company’s SEC filings are available on the SEC’s website at www.sec.gov. On March 31, 2024, the Company’s book value per share on an as reported and proforma basis was $0.65 and $0.75, respectively, which is the date as of the most recent balance sheet incorporated herein by reference.

Set forth below are summary consolidated statements of operations data and summary consolidated balance sheet data presented as of and for the years ended December 31, 2023 and 2022, which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and the notes thereto included in the Company’s Annual Report, and summary consolidated statements of operations data for the fiscal first quarterly periods ended March 31, 2024 and 2023 and summary consolidated balance sheet data as of March 31, 2024, which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited financial statements and the notes thereto included in the Company’s Quarterly Report, each of which is incorporated herein by reference as set forth above.

Consolidated Statements of Operations Data

	Three months ended March 31,		Year ended December 31,
(In thousands, except per share data)	2024	2023	2023	2022
Revenue	$2,336	$679	$9,053	$4,409
Cost of revenue	6,781	4,196	23,729	10,063

Gross loss	(4,445)	(3,517)	(14,676)	(5,654)
Operating expenses	5,874	6,234	24,033	12,387

Loss from operations	(10,319)	(9,751)	(38,709)	(18,041)
Other income, net	433	649	1,933	709

Net loss	$(9,886)	$(9,102)	$(36,776)	$(17,332)

Net loss per share of common stock, basic and diluted	$(0.11)	$(0.11)	$(0.43)	$(0.24)

Consolidated Balance Sheet Data

(In thousands)	March 31, 2024	December 31, 2023	December 31, 2022
Total current assets	$45,623	$50,522	$75,173
Total non-current assets	$59,064	$57,214	$7,998
Total current liabilities	$9,762	$13,457	$6,917
Total non-current liabilities	$34,990	$34,479	$3,221
Stockholders’ equity	$59,935	$59,800	$73,033

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2024	AMPRIUS TECHNOLOGIES, INC.

	By:	/s/ Kang Sun
	Name:	Dr. Kang Sun
	Title:	Chief Executive Officer